January 17, 2014

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	P. H. Glatfelter Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 8, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 3, 2013

File No. 1-03560

Dear Ms. Parker:

On behalf of P. H. Glatfelter Company (hereafter “Glatfelter” or the “Company”), I write to respond to the Staff’s comment letter dated December 31, 2013 regarding the above-captioned Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2012, filed on March 8, 2013 and Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on April 3, 2013. For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 14

Liquidity and Capital Resources, page 22

1.	In Note 7 of the financial statements you disclose that unremitted earnings of foreign subsidiaries deemed permanently reinvested totaled $236.3 million as of year-end. Please tell us and disclose if material the amount of any cash held by these foreign subsidiaries that would not be available for use domestically because the related earnings are deemed permanently reinvested.

RESPONSE:

In our 2012 Form 10-K, Item 7 under the caption “Liquidity and Capital Resources” we disclosed “(a)t the end of the 2012, we had $97.7 million in cash and cash equivalents”. Of the total cash and cash equivalents $49.6 million was held by foreign subsidiaries, all of which would be available for use domestically, notwithstanding the fact that unremitted earnings are deemed to be permanently reinvested. This is due to the existence of intercompany financing arrangements

Anne Nguyen Parker

United States Securities and Exchange Commission

January 17, 2014

under which the foreign subsidiaries have outstanding borrowings owed to a domestic subsidiary of P. H. Glatfelter, the amount of which is significantly in excess of the cash held by foreign subsidiaries.

In our 2013 Form 10-K, we will modify our Liquidity and Capital Resource disclosure to include appropriate discussion as to whether or not such cash and cash equivalents would be available for use domestically, and if the amount not available is material, we will disclose such amount.

2.	We note disclosure under this heading and in Note 15 of the financial statements indicating that (i) your credit facility contains a number of covenants, (ii) your 5.375% Notes contain cross default provisions, and (iii) a breach of the covenants could result in acceleration of amounts owed. Although we understand that you were in compliance with debt covenants as of December 31, 2012, it is not clear whether it is reasonably possible that you will not meet covenant requirements in the future. For instance, on slide 28 of your November 2013 Investor Meetings presentation on your website, you indicate that your leverage ratio increased from 0.9x to 2.2x during 2013, but do not indicate whether this increase is significant to your compliance. Please disclose information that would give financial statement users insight into, and an understanding of, your compliance with debt covenants. Please refer to Item 303(a) of Regulation S-K, the Instructions to Paragraph 303(a) and FR-72 for guidance. If non-compliance with covenants is reasonably possible, please revise your disclosure consistent with the guidance in FR-72, Section IV (C): Debt Instruments, Guarantees and Related Covenants.

RESPONSE:

Our Amended Credit Agreement, dated November 21, 2011 requires us to maintain a maximum ratio of consolidated total net debt to consolidated adjusted EBITDA (“leverage ratio”), a minimum ratio of consolidated EBITDA to consolidated interest expense, and beginning December 31, 2015, a minimum liquidity ratio. We believe the leverage ratio to be the debt covenant which is most material to users of our financial statements as it is the covenant which is most likely to impact our ability to undertake future financings. As of December 31, 2012 and throughout 2013, we remained in full compliance with the required ratios.

In our 2013 Form 10-K, we will modify our Liquidity and Capital Resource disclosure to provide additional information that would give financial statement users insight into, and an understanding of, our compliance with debt covenants. Specifically, this modified disclosure will set forth the specific maximum leverage ratio together with the actual ratio as of the reporting date. Further, where any of these debt covenants are reasonably likely to impact our operations or limit our ability to undertake necessary financing to a material extent, we will provide additional relevant information to provide the reader with an understanding of the consequences of the covenants’ limitations and our compliance therewith.

Anne Nguyen Parker

United States Securities and Exchange Commission

January 17, 2014

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 27

Long-Term Incentives, page 33

3.	You disclose that your long-term incentive program is based on pre-established performance criteria measured by EBITDA and Return on Capital Employed. However, you have not disclosed what your targeted EBITDA and Return on Capital Employed performance levels were for 2012, nor your actual achievement relative to this performance measure. Corporate performance targets should be disclosed. See Item 402(b)(2)(v) of Regulation S-K. We remind you of comment three from our letter dated June 22, 2010 and your response dated July 7, 2010.

RESPONSE: Beginning in 2011, the Company has made annual long-term incentive awards, each with a separate cumulative three-year performance period. The performance targets are established at the time of the award based on the strategic financial plan adopted by the Company at that time. The performance period for the awards made in 2011 ended on December 31, 2013. Accordingly, the Company did not provide disclosure in its 2013 Proxy Statement of the targets for EBITDA and return on capital employed because the targets represent confidential financial information, the performance period had not yet ended and we did not believe disclosure of targets for future payouts would affect a fair understanding of the named executive officers’ compensation for 2012.

As we did in our 2011 Proxy Statement with respect to the performance period that ended December 31, 2010, in our 2014 Proxy Statement and all thereafter, we will provide quantitative disclosure of the specific targeted financial metrics and actual performance for any long-term incentive award for which the performance period has ended. We anticipate our disclosure will be consistent with the disclosure in our 2011 Proxy Statement for the LTIP payouts for the 2010 period.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to either me at (717) 225-2794 or Kent Matsumoto, Vice President, General Counsel & Corporate Secretary at (717) 225-2071.

Sincerely,

/s/ John P. Jacunski

John P. Jacunski
Senior Vice President and Chief Financial Officer

cc:	Dante C. Parrini
Kent K. Matsumoto
Glenn Davies